UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               Ammendment 2003-1


                             ABINGTON BANCORP, INC.
                                (Name of Issuer)

                           Common Stock, $0.10 par value
                         (Title of Class of Securities)

                                    00350P100
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                /_/ Rule 13d-1(b)

                                /X/ Rule 13d-1(c)

                                /_/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Reporting Persons previously filed their ownership interest in the Issuer persuant to a Schedule 13G, dated December 31, 2002.

                                  SCHEDULE 13G/A

CUSIP No. 00350P100


1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (OPTIONAL)

        Banc Fund IV L.P.



2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /   /
                                                        (b) /x/


3       SEC USE ONLY



4       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5       SOLE VOTING POWER


        75,600

6       SHARED VOTING POWER


        0

7       SOLE DISPOSITIVE POWER


        75,600

8       SHARED DISPOSITIVE POWER


        0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        75,600


10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /X/

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        1.9%

12      TYPE OF REPORTING PERSON*

        PN

                                  SCHEDULE 13G/A

CUSIP No. 00350P100

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Banc Fund V L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /   /
                                                        (b) /x/



3       SEC USE ONLY





4       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5       SOLE VOTING POWER


        109,568

6       SHARED VOTING POWER


        0

7       SOLE DISPOSITIVE POWER


        109,568

8       SHARED DISPOSITIVE POWER


        0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        109,568

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /X/

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        2.7%

12      TYPE OF REPORTING PERSON*

        PN

                                  SCHEDULE 13G/A

CUSIP No. 00350P100

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Banc Fund VI L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /   /
                                                        (b) /x/



3       SEC USE ONLY





4       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


5       SOLE VOTING POWER


        86,237

6       SHARED VOTING POWER


        0

7       SOLE DISPOSITIVE POWER


        86,237

8       SHARED DISPOSITIVE POWER


        0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        86,237

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             /X/

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


        2.1%

12      TYPE OF REPORTING PERSON*

        PN

Item 1 (a)      Name of Issuer: ABINGTON BANCORP, INC.

Item 1 (b)      Address of Issuer's Principal Executive Offices:

                     97 Liberty Parkway, Weymouth, MA 02189


Item 2 (a)                 Name of Person Filing:

          This Schedule 13G/A is being filed jointly by Banc Fund IV L.P. ("BF IV"), an Illinois Limited Partnership, Banc Fund V L.P. ("BF V"), an Illinois Limited Partnership, and Banc Fund VI L.P. ("BF VI"), an Illinois Limited Partnership, (collectively, the "Reporting Persons").

The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), whose principal business is to be a general partner of BF IV. The general partner of BF V is MidBanc V L.P.("MidBanc V"), whose principal business is to be a general partner of BF V. The general partner of BF VI is MidBanc VI L.P.("MidBanc VI"), whose principal business is to be a general partner of BF VI. MidBanc IV, V, and VI are Illinois limited partnerships. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), whose principal business is to be a general partner of MidBanc IV. The general partner of MidBanc V and MidBanc VI is The Banc Funds Company, L.L.C., ("TBFC"), whose principal business is to be a general partner of MidBanc V and MidBanc VI. TBFC is an Illinois corporation. The sole stockholder of Management IV is TBFC, an Illinois limited liability company which is controlled by Charles J. Moore. Mr. Moore has been the manager of the investment decisions for each of BF IV, BF V, and BF VI since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. As the controlling member of TBFC, Mr. Moore will control Management IV, and TBFC, and therefore each of the Partnership entities directly and indirectly controlled by each of Management IV and TBFC.


Item 2 (b)      Address of Principal Business Office:

                    208 S. LaSalle Street, Chicago, IL 60604

Item 2 (c)      Citizenship:  United States

Item 2 (d)      Title of Class of Securities: Common Stock


Item 2 (e)      CUSIP Number: 00350P100

Item 3 If this statement is being filed pursuant to Rule 13d-1(b)or 13d-2(b), check whether the person filing is an:

(a)[ ] Broker or Dealer registered under Section 15 of the Act
(b)[ ] Bank as defined in section 3(a)(6) of the Act (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act (d)[ ] Investment Company registered under section 8 of the Investment Company Act of 1940
(e)[ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)[ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)[ ] A Parent Holding Company or Control Person in accordance with Rule 13d-1
       (b)(ii)(G)
(h)[ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)[ ] A Church Plan that is excluded From the definition of an investment company under Section 3(c)(14)of the Investment Company Act of 1940
(j)[ ] Group, in accordance with 13d-1(b)(1)(ii)(J)

Item 4  Ownership:

The following information is provided as of February 10, 2004 for the calendar year ending December 31, 2003:

(a)    Amount Beneficially Owned: 271,405

(b)    Percent of Class: 6.7%

(c)    Number of shares as to which such person has:
(i)    sole power to vote or to direct the vote: 271,405
(ii)   shared power to vote or to direct the vote: 0
(iii)  sole power to dispose or to direct the disposition of: 271,405
(iv)   shared power to dispose or to direct the disposition of: 0




Item 5 Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                                 Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                                 Not Applicable.

Item 8 Identification and Classification of Members of the Group:

                                 Not Applicable.

Item 9 Notice of Dissolution of Group:

                                 Not Applicable.

Item 10 Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                                        February 11, 2004

BANC FUND IV L.P.
By      MIDBANC IV L.P.,
        general partner
By      CHICORP MANAGEMENT IV, INC.,
        general partner
By      The Banc Funds Company, L.L.C.,
        Owner
By      /s/ Charles J. Moore

        Charles J. Moore, President

BANC FUND V L.P.
By      MIDBANC V L.P.,
        general partner
By      The Banc Funds Company, L.L.C.,
        general partner
By      The Banc Funds Company, L.L.C.,
        Owner
By      /s/ Charles J. Moore

        Charles J. Moore, President

BANC FUND VI L.P.
By      MIDBANC VI L.P.,
        general partner
By      The Banc Funds Company, L.L.C.,
        general partner
By      The Banc Funds Company, L.L.C.,
        Owner
By      /s/ Charles J. Moore

        Charles J. Moore, President